FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801
All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Announces Positive Feasibility Study for the Lynn Lake Project

Toronto, Ontario (December 14, 2017) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported results from the positive feasibility study conducted on its Lynn Lake Gold Project (“Lynn Lake”), located in Manitoba, Canada. All amounts are in United States dollars, unless otherwise stated.

Feasibility Study Highlights

•	Declared an initial Proven and Probable mineral reserve of 26.8 million tonnes (“Mt”) grading 1.89 grams per tonne of gold (“g/t Au”), containing 1.6 million ounces of gold

•	Average annual gold production of 170,000 ounces over the first six years and 143,000 ounces over the first 10 years with life of mine production of 1.5 million ounces

•	Life of mine total cash costs of $645 per ounce of gold and attractive mine-site all-in sustaining costs of $745 per ounce

•	Initial capital estimate of $338 million and total life of mine capital, including sustaining capital and reclamation costs, of $486 million

•
After-tax net present value (“NPV”) of $123 million at a 5% discount rate and an after-tax internal rate of return (“IRR”) of 12.5%, representing a 4.6 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively and a USD/CAD foreign exchange rate of $0.75:1

•
The Company has also identified a number of opportunities to enhance the overall economics of the project through an evaluation of a smaller, higher grade mine plan, employing contract mining, and incorporating exploration success over the past year which has not be factored into the feasibility study

“We acquired the Lynn Lake project in 2016 for $20 million and with the completion of the feasibility study, have outlined solid base case economics for the project with an after-tax net present value over $120 million. As we advance the project through permitting over the next two years, we see excellent potential to further enhance its overall economics through a number of avenues, including incorporating recent exploration success. We expect stronger economics prior to making a construction decision. With its location in one of the best mining jurisdictions in the world, Lynn Lake is an important piece of our longer term growth strategy,” said John A. McCluskey, President and Chief Executive Officer.

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Feasibility Study Highlights - December 2017
Production
Mine life (years)	10.4

Total gold production (000 ounces)	1,495
Total silver production (000 ounces)	1,263

Average annual gold production[1]
Years 1 to 6 (000 ounces)	170
Years 1 to 10 (000 ounces)	143

Total ore mined (000 tonnes)	26,803
Total waste mined (000 tonnes)	195,188
Total material mined (000 tonnes)	221,991

Waste-to-ore ratio[2]	7.28

Average grade (grams per tonne)
Gold	1.89
Silver	2.99

Recovery (%)
Gold (Average MacLellan and Gordon)	92%
Silver (MacLellan only)	49%

Average mill throughput (tonnes per day (“tpd”))	7,000

Operating Costs
Total cost per tonne of ore[3]	$36.06

Total cash cost (per ounce sold)[4]	$645
Mine-site all-in sustaining cost (per ounce sold)[4]	$745

Capital Costs (millions)
Pre-production capital expenditure	$338.0
Sustaining capital expenditure	$126.6
Reclamation costs	$21.1
Total capital expenditure	$485.6

Base Case Economic Analysis
IRR (after-tax)	12.5%

NPV @ 0% discount rate (millions, after-tax)	$279.0
NPV @ 5% discount rate (millions, after-tax)	$123.4

Gold price assumption (average, per ounce sold)	$1,250
Silver price assumption (average, per ounce sold)	$16.00
Exchange Rate (US Dollar/Canadian Dollar)	0.75

1.	Average annual production excludes pre-commercial production

2.	Reported waste-to-ore ratio is over the life of mine and includes overburden as waste. The waste-to-ore ratio during commercial production is 7.06:1

3.	Total unit cost per tonne (“t”) of ore includes royalties and silver as a by-product credit

4.	Total cash costs and mine-site all-in sustaining costs include royalties and silver as a by-product credit

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Mineral Reserves and Resources
An initial Proven and Probable Mineral Reserve totaling 26.8 Mt, grading 1.89 g/t Au and 2.99 g/t Ag, containing 1.6 million ounces of gold and 2.6 million ounces of silver has been declared at Lynn Lake reflecting the successful conversion of Measured, Indicated and Inferred Mineral Resources at the Gordon and MacLellan deposits. Only Mineral Reserves have been incorporated into the mine plan and economic analysis.
Mineral Reserves – Effective as of December 1, 2017

	Classification	Tonnage (Mt)	Au Grade (g/t)	Ag Grade (g/t)	Au Oz Contained (x1000)	Ag Oz Contained (x1000)
Gordon	Proven	2.31	2.82		210
	Probable	6.41	2.27		468
	Proven & Probable	8.72	2.42		678
MacLellan	Proven	9.55	1.91	5.01	586	1,539
	Probable	8.53	1.32	3.79	361	1,039
	Proven & Probable	18.08	1.63	4.43	947	2,578
Total Lynn Lake	Proven	11.86	2.09	4.03	796	1,539
	Probable	14.94	1.73	2.16	829	1,039
Total Proven and Probable		26.80	1.89	2.99	1,625	2,578

•	Mineral Reserves reported are in agreement with the CIM Definition Standards for Mineral Resources and Mineral Reserves

•	The Mineral Reserve is estimated using metal prices of US$1,250/Au oz and US$15.00/Ag oz.

•	Totals may not add up due to rounding.

•	The estimates were carried out using cut-off grades of 0.69 Au g/t for Gordon and 0.47 Equivalent Au g/t for MacLellan and a metallurgical Au recovery of 89-94% for Gordon and 91-92% for MacLellan.

•	The estimate of Mineral Reserves was carried out under the supervision of Efthymios Koniaris, PhD., P.Eng. of Q’Pit Inc.

Mineral resources from the Gordon and MacLellan deposits detailed below have not currently been included in the mine plan but represent potential upside through their incorporation into the mine plan with higher metal prices and additional infill drilling.
Open Pit Mineral Resources – Effective as of December 1, 2017

MacLellan
Category	Tonnage (Mt)	Au Grade (g/t)	Ag Grade (g/t)	Au oz Contained (x1000)	Ag oz Contained (x1000)

Measured	2.11	1.86	5.34	126	362
Indicated	2.24	1.24	4.24	89	305
Measured & Indicated	4.35	1.57	4.77	215	667
Inferred	0.75	1.62	2.80	39	67

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Gordon
Category	Tonnage (Mt)	Au Grade (g/t)	Ag Grade (g/t)	Au oz Contained (x1000)	Ag oz Contained (x1000)

Measured	0.01	1.72	n/a	0.47	n/a
Indicated	0.45	1.96	n/a	28	n/a
Measured & Indicated	0.46	1.96	n/a	29	n/a
Inferred	0.62	1.30	n/a	26	n/a

Total
Category	Tonnage (Mt)	Au Grade (g/t)	Ag Grade (g/t)	Au oz Contained (x1000)	Ag oz Contained (x1000)

Measured	2.12	1.86	5.31	127	362
Indicated	2.69	1.36	3.53	118	305
Measured & Indicated	4.81	1.58	4.32	244	667
Inferred	1.37	1.48	1.53	68	67

•	The Mineral Resources are reported at an assumed gold price of US$1,400/ounce, and an assumed silver price of US$22.00/ounce

•	The Mineral Resource estimate was completed by Mr. Jeffrey Volk, CPG, FAusIMM, Director of Reserves and Resources for Alamos Gold Inc.

•
Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves.

•
Mineral Resources are stated as contained within potentially economically open pit above a 0.42 g/t AuEq cut-off for MacLellan and a 0.62 g/t Au cut-off for Gordon. Mineral Resources include external dilution from outside the 0.50 g/t Au grade solid.

•	Numbers may not add due to rounding.

•	Mineral Resources are exclusive of Mineral Reserves.

Economic Analysis
Lynn Lake’s estimated base case after-tax IRR is 12.5% and after-tax NPV is $123 million, using a 5% discount rate based on an economic analysis conducted as part of the Feasibility Study. This represents a 4.6 year payback assuming a gold price of $1,250 per ounce, a USD/CAD foreign exchange rate of $0.75:1, and incorporates only Proven and Probable mineral reserves. The project economics are sensitive to metal price assumptions and input costs as detailed in the tables below.

Lynn Lake After-Tax NPV (5%) Sensitivity ($ Millions)

	-10%	-5%	Base Case	5%	10%
Gold Price	$36.5	$83.2	$123.4	$166.8	$206.1
Canadian Dollar	$186.0	$156.9	$123.4	$93.5	$57.2
Capital Costs	$154.4	$139.2	$123.4	$107.5	$97.5
Operating Costs	$169.0	$146.7	$123.4	$99.7	$81.4

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Lynn Lake After-Tax NPV (5%) and IRR Sensitivity to Gold Price

Gold Price	After-Tax NPV5% ($M)	After-Tax IRR (%)
$1,100	$17.5	6.1%
$1,200	$92.7	10.6%
$1,250	$123.4	12.5%
$1,300	$158.3	14.5%
$1,400	$222.7	18.0%
$1,500	$289.8	21.5%

Project Overview
The Lynn Lake project is comprised of the Gordon and MacLellan deposits which are located approximately 30 kilometres (“km”) apart (straight line). The two deposits will be mined using conventional open pit mining methods with a centralized processing plant and tailings management facility to be located at MacLellan.
Permitting
The Project Description for Lynn Lake was submitted to the Canadian Environmental Assessment Agency (CEAA) in July 2017, initiating the federal Environmental Assessment (EA) process. Final Guidelines for the Preparation of an Environmental Impact Study (EIS) were received in November 2017. An EIS document is currently being prepared that will be submitted to satisfy federal and provincial EA requirements. The EIS is being prepared utilizing environmental baseline information that has been compiled through extensive field investigations over a two-year period. The Company has also engaged area First Nation communities and Métis organizations in its project planning activities. The permitting process is expected to take approximately two years followed by two years of construction.
Mining
Both the Gordon and MacLellan deposits will be developed using conventional shovel/truck open pit mining methods with owner mining assumed within the Feasibility Study. The Gordon and MacLellan deposits are expected to operate concurrently for the first six years of operation, with Gordon to be depleted first given its higher grades and lower stripping ratio. As the Gordon pit nears depletion, mining equipment will be transferred to MacLellan and utilized over the remainder of its mine life.
Following a one year pre-production period at Gordon and two-year pre-production period at MacLellan, combined mining rates are expected to range between 20.5 and 27.0 Mt of material per year over the first seven years. This includes peak mining rates of 13 Mt at Gordon and 24.7 Mt at MacLellan.
Loading of ore and waste rock is planned to be carried out with two 300 t class hydraulic shovels and two front end loaders, paired primarily with 144 t capacity mine trucks. Ore from MacLellan will be hauled to the primary crusher (located to the south of the pit). All ore from Gordon will be transported approximately 55 km to the process facility at MacLellan via a fleet of 23 highway trucks, each with a capacity of approximately 30 t.

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Processing, Metallurgy and Infrastructure
Lynn Lake’s process plant has been designed as a conventional milling operation with a nominal capacity of 7,000 tpd. The proposed plant design is based on leach/carbon in pulp (“CIP”), and will consist of crushing, grinding, thickening, pre-aeration and leaching, CIP, cyanide detoxification, carbon elution and regeneration, and gold smelting.
The flow sheet incorporates the following major process operations:

•	Two-stage crushing and stockpile,

•	Semi-autogenous grinding (SAG),

•	Ball mill grinding and classification,

•	Leaching and CIP adsorption,

•	Desorption and gold room,

•	Tailings detoxification and disposal,

•	Fresh and reclaim water supply, and

•	Reagent preparation and distribution
Based on test work, gold recoveries from Gordon are expected to average 92.9% and gold and silver recoveries from MacLellan are expected to average 91.4% and 49%, respectively. Over the life of mine, combined gold recoveries are expected to average 92.0%.
Power to the MacLellan site, which will host all the process facilities and major infrastructure, will be supplied from Manitoba Hydro through the commercial electricity grid. The existing power line to the Town of Lynn Lake will be modified from 69kV to 138 kV, and a 7 km 138kV overhead line will be built to the MacLellan site.
The Gordon site’s electrical demands will be met by two 300 kW diesel generators in duty/standby configuration.
The tailings management facility (“TMF”) will be constructed approximately 3 km northeast of the planned open pit and plant site at MacLellan. Additional dam raises are planned for years two, six and nine to accommodate the life of the mining operation. The majority of operational water required for the process plant will be reclaimed from the TMF.
Operating Costs
Total cash costs are expected to average $645 per ounce and mine-site all-in sustaining costs $745 per ounce, net of silver as a by-product credit over the life of mine. Total operating costs are expected to average $36.06 per tonne of ore processed. This includes average mining costs of $2.21 per tonne of material mined across the Gordon and MacLellan deposits and haulage costs of $7.45 per tonne of ore from the Gordon deposit.
The breakdown of unit costs is summarized as follows.

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Operating Cost[1]	$/t Processed	LOM $M
Mining[2]	$17.77	$470.5
Haulage[3]	$2.43	$64.5
Processing	$10.84	$287.1
G&A	$5.33	$141.1
Refining, Transport, Royalties and Ag Credit	($0.310)	($8.20)
TOTAL Operating Costs	$36.06	$954.9

1.	Operating costs exclude working capital

2.	Average mining cost during the production period is $2.21/t mined with a strip ratio of 7.06:1 (7.28:1 including pre-commercial production)

3.	Haulage costs are reported per total tonne milled. Haulage costs per tonne of Gordon ore hauled average $7.45
Royalty
There is a third-party royalty on a portion of the production in the first two years coming from the Gordon deposit which totals approximately $8.1 million.
Capital Costs
The initial capital cost for the Lynn Lake project is $338 million. The main components of this include pre-production mining activities, site preparation, construction of the process plant and tailings management facility and other onsite and offsite infrastructure. The Feasibility Study assumes capital leasing of mobile equipment. The onsite pre-production period spans 24 months.
Camp infrastructure to accommodate the workforce will be located within the Town of Lynn Lake and will be utilized throughout the construction and operations phases.
A breakdown of the capital requirements is detailed as follows.

Capital Cost ($ Millions)
Mining	$61.3
Process Plant	$72.3
Utilities and Services	$17.1
Onsite Infrastructure	$41.9
Offsite Infrastructure	$24.5
Tailings Management	$17.1
Indirects	$40.9
EPCM	$21.7
Owner's Cost	$12.2
Contingency	$28.8
Total Initial Capital	$338.0

Sustaining Capital	$126.6
Reclamation and Closure Costs	$21.1
Total Capital	$485.6

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Taxes
The Lynn Lake project will be subject to provincial, federal and mining taxes. Over the 11 year mine life, Lynn Lake is expected to pay total taxes of approximately $131 million for an effective tax rate of approximately 32%, with no taxes payable until year four.
Additional Opportunities
Incorporating exploration success to date and ongoing potential
Alamos has a large exploration package with more than 40,000 hectares of mineral tenure in northern Manitoba covering the majority of the Lynn Lake Greenstone Belt. This belt consists of the Northern Agassiz Shear (55 km long) and Southern Johnson Shear (40 km long) complexes (see Figure 1 at the end of this press release).
Since consolidating ownership of Lynn Lake in early 2016, the primary exploration focus has been on infill drilling the main deposits (MacLellan and Gordon), re-assessment of the data, structural and vein studies, reprocessing and re-interpretation of geophysics, mappings and sampling and target generation. More recently, additional scout drilling programs along strike from known deposits has also been undertaken.
The Feasibility Study has not incorporated exploration success over the past year including newly outlined mineralization adjacent to both the Gordon and MacLellan pits. Both have the potential to increase the mineable ounces within the mine plan. Drilling from the Burnt Timber deposit has also yielded encouraging results.
MacLellan
Drilling to the northeast has identified a new zone of mineralization along strike and adjacent to the MacLellan pit. This zone and the following intercepts are located outside of existing mineral reserves and resources in the pit wall in an area defined as waste. Additional drilling will be completed to further assess this new zone during the winter freeze when access is possible.
Previously released highlight intercepts include:

•	17MCX003: 10.5 metres (“m”) at 1.49 g/t Au (71.0 – 81.5 m) and 39.0 m at 1.78 g/t Au (89.0 - 128.0 m)

•	17MCX012: 18.5 m at 3.67 g/t Au (8.0 – 26.5 m)

•	17MCX013: 13.5 m at 2.58 g/t Au (34.0 – 47.5 m)

•	17MCX014: 38.0 m at 2.03 g/t Au (67.5 – 105.5 m)

•	17MCX019: 7.0 m at 3.57 g/t Au (148.5 – 155.5 m) and 16.0 m at 6.68 g/t Au (169.0 – 185.0 m)

Gordon
Similar to MacLellan, drilling immediately south of the Gordon mine area has identified mineralization outside of current mineral reserves and resources, in an area in the pit wall defined as waste. The higher grade nature of some of these intercepts including, 20.69 g/t Au over 6.1 m (17FLX007, previously released), outline the potential for additional high-grade mineralization. Follow up drilling and study is scheduled for the winter drilling season.

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•	17FLX007: 2.6 m at 8.36 g/t Au (1.6 - 4.2 m), 6.1 m at 20.69 g/t Au (14.4 - 20.5 m) and 4.0 m at 5.97 g/t Au (126.5 - 130.5 m)
Burnt Timber and Linkwood
The Burnt Timber and Linkwood deposits have not been contemplated as part of the Lynn Lake Feasibility Study but represent potential upside given the significant existing mineral resource and additional exploration potential. The Burnt Timber and Linkwood deposits are located south of MacLellan along the Johnson shear and host a combined Inferred mineral resource of 1.6 million ounces of gold (44.4 Mt grading 1.09 g/t Au). The Burnt Timber and Linkwood mineral resource areas are located approximately 26 km by road from MacLellan.
At Burnt Timber, a small high-grade pit was historically mined and a re-assessment of past drill results indicate that this zone has not been closed off to the northeast. Additionally, a 2 km gap has been identified in the historic drilling between Burnt Timber and Linkwood. Both of these areas will be a focus during the 2018 winter drilling season.
Owner versus contract mining
Contract mining has been identified as a viable alternative to owner mining which has been assumed in the Feasibility Study. There is potential to enhance the overall economics of the project through the reduction of upfront capital requirements.
Smaller, higher grade mine plan
Through raising the cut-off grade, a smaller, higher grade mine plan is being evaluated as an opportunity to improve the project economics with a smaller milling operation requiring lower initial and ongoing capital.
Project Background
The Lynn Lake project is located in northern Manitoba, approximately 820 km northwest of Winnipeg. The project is comprised of two historical gold mines, MacLellan and Gordon respectively located approximately 7 km northeast and 37 km east of the Town of Lynn Lake. The distance between the Gordon and MacLellan sites is approximately 30 km. Private all-weather gravel access roads connect both the MacLellan and Gordon sites to Provincial Road (PR) 391.
The MacLellan mine was formerly operated as an underground gold and silver mine between 1986 and 1989. The Gordon site, historically referred to as the Farley Lake Open Pit Mine, previously operated as two open pit gold mines from 1996 to 1999.
The feasibility study for the Lynn Lake project was consolidated by Ausenco Engineering Canada Inc. ("Ausenco”), an international engineering firm with extensive experience in both the construction and operation of mining projects, in collaboration with third party consulting firms and Alamos Gold’s technical team.
Technical Disclosure
Chris Bostwick, FAusIMM, Alamos Gold's Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Mr. Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101").

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The Feasibility Study has been prepared by the following independent Qualified Persons (QPs) along with Alamos’ internal technical staff.

•	Eddie McLean, B.Sc. (Met), FAusIMM, Ausenco Engineering Canada Inc.

•	Efthymios Koniaris, PhD., P.Eng., Q’Pit Inc.

•	Jeffrey Volk, CPG, FAusIMM, Alamos Gold Inc.

•	Karen Mathers, P.Geo, FGC, Stantec Consulting Ltd.

•	Paolo Toscano, MASc., P.Eng., Alamos Gold Inc.

•	Paul Staples, P.Eng., Ausenco Engineering Canada Inc.

•	Rui Couto, MASc., P.Eng., Golder Associates Ltd.
With the exception of Mr. Bostwick, Mr. Volk, and Mr. Toscano each of the foregoing individuals are independent of Alamos Gold. They are all Qualified Persons within the meaning of NI 43-101.
The Company will file a technical report prepared in accordance with NI 43-101 on SEDAR at www.sedar.com within 45 days of the date of this release.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM

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Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.
Cautionary Note Regarding Forward Looking Statements
This news release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release, including without limitation statements regarding outcomes of the Lynn Lake feasibility study, any related economic analysis, gold grades, recoveries, potential mineralization, reserves and resources, exploration results, permitting timelines and requirements, expected costs (operating and capital), taxes, and other future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to expectations with respect to ongoing exploration, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos' expectations include, among others, risks related to ongoing permitting requirements and refinements, the actual results of current exploration activities, further conclusions of economic evaluations and changes in project parameters as Lynn Lake project plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in Alamos' Annual Information Form and other disclosures of "Risk Factors" by Alamos, available on SEDAR and EDGAR. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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Table 1: Lynn Lake Annual Mine Production Schedule

Year	Y-2	Y-1	1	2	3	4	5	6	7	8	9	10	11	Total
Gordon
Ore Tonnes Mined (kt)	0	120	1,647	1,651	1,805	1,738	1,406	356	0	0	0	0	0	8,723
Au Grade (g/t)	0.00	1.82	2.79	2.36	2.09	2.19	2.52	3.53	0.00	0.00	0.00	0.00	0.00	2.42
Au Ounces (oz x1000)	0	7	148	125	122	122	114	40	0	0	0	0	0	678
Waste Tonnes Mined (kt)	0	3,790	9,352	11,303	11,195	8,762	4,639	844	0	0	0	0	0	49,886
MacLellan
Ore Tonnes Mined (kt)	0	251	1,060	1,227	906	1,213	2,242	2,168	1,866	1,813	2,507	2,110	715	18,080
Au Grade (g/t)	0.00	1.64	1.79	1.68	1.36	1.41	1.78	1.81	1.42	1.40	1.43	1.80	2.31	1.63
Au Ounces (oz x1000)	0	13	61	66	40	55	128	126	85	81	115	122	53	947
Ag Grade (g/t)	0.00	3.47	5.18	5.19	3.89	3.69	3.92	5.46	4.72	3.80	3.86	4.47	5.65	4.44
Ag Ounces (oz x1000)	0	28	177	205	113	144	283	380	283	221	311	303	130	2,578
Waste Tonnes Mined (kt)	1,523	3,221	8,464	12,867	13,106	12,857	18,529	22,553	21,263	15,197	11,241	3,895	585	145,302
Process Summary
Process Nominal Capacity (t/d)	0.00	Variable	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000
Annual Mill Feed (kt)	0	322	2,555	2,555	2,555	2,555	2,555	2,555	2,555	2,555	2,555	2,555	930	26,803
Au Grade Contained (g/t)	0.00	1.59	2.51	2.28	1.91	2.06	2.63	2.04	1.27	1.18	1.42	1.59	1.91	1.89
Au Contained (oz x 1000)	0	16	206	187	157	169	216	167	104	97	116	131	57	1,625
Ag Grade Contained (g/t)	0.00	2.70	1.97	2.08	1.38	1.42	2.67	4.66	3.53	3.50	3.84	4.17	4.99	2.99
Ag Contained (oz x 1000)	0	28	162	171	113	117	220	383	290	288	315	343	149	2,578
Au Production (oz x 1000)	0	15	191	173	145	156	200	154	94	88	106	120	53	1,495
Ag Production (oz x 1000)	0	14	79	84	56	57	108	188	142	141	155	168	73	1,263
Total Cash Costs (US$/oz)	-	-	$565	$604	$741	$688	$526	$605	$935	$879	$672	$482	$658	$645
Mine-Site AISC (US$/oz)	-	-	$716	$819	$947	$775	$555	$659	$981	$915	$773	$524	$671	$745
Waste:ore ratio	n/a	18.9	6.6	8.4	9.0	7.3	6.4	9.3	11.4	8.4	4.5	1.8	0.8	7.3

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Lynn Lake District Map

2018 Exploration Areas
Lynn Lake

Legend
Intrusive
Tholeiite
Rhyolite
Gabbro
Sediments
Volcanogenic Sediments (Tuffs)
Iron Formation
Undefined
Sediments-Intrusives?
Northern Belt-Agassiz
~55km of Strike Length
MacLellan Mine
Town of
Lynn Lake
Gordon Mine Area
N
Linkwood
Burnt Timber
Southern Belt-Johnson
~40km of Strike Length
Redrawn by: Samantha
Ruck-Fournier,June 2016
0
5
10Km
Scale
ALAMOS GOLD INC.
LYNN-LAKE

13 | ALAMOS GOLD INC